SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16

OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2008

(Commission File Number: 1-14862)

BRASKEM S.A.

(Exact Name as Specified in its Charter)

N/A

(Translation of registrant’s name into English)

Rua Eteno, 1561, Polo Petroquimico de Camacari

Camacari, Bahia - CEP 42810-000 Brazil

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7).

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.    Yes  ☐    No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            .

EXHIBITS

The following exhibit is furnished with this document:

Exhibit 1.	Consolidated interim financial statements of Copesul—Companhia Petroquímica do Sul at March 31, 2007 and for the three-month periods ended March 31, 2007 and 2006 (unaudited).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BRASKEM S.A.
Date: May 20, 2008

	By:	/s/ Carlos José Fadigas de Souza Filho
		Name:	Carlos José Fadigas de Souza Filho
		Title:	Chief Financial Officer

Exhibit 1

COPESUL - Companhia Petroquímica do Sul and subsidiaries

Consolidated Balance Sheets

In millions of reais

	3/31/2007	12/31/2006
	Unaudited
Assets
Current assets
Cash and cash equivalents (Note 4)	272	201
Marketable securities (Note 5)	41	38
Customers
Local customers	129	180
Foreign customers	198	75
Export drafts - billed (Note 16)	(75)	(1)
Swap receivables (Note 6)	87	64
Inventories (Note 7)	541	571
Taxes and charges recoverable (Note 8)	113	115
Prepaid expenses (Note 9)	11	14
Other accounts receivable	9	5

	1,326	1,262

Noncurrent assets
Long-term receivables
Marketable securities (Note 5)	1	1
Taxes and charges recoverable (Note 8)	147	137
Judicial deposits (Note 10)	9	9
Prepaid expenses (Note 9)	4	4
Loans to third parties	1	2
Claims receivable and other	2	2

	164	155

Permanent assets
Investments (Note 11)	7	10
Property, plant and equipment (Note 12)	994	1,030
Deferred charges (Note 13)	10	10

	1,011	1,050

	1,175	1,205

Total assets	2,501	2,467

Liabilities and stockholders’ equity
Current liabilities
Suppliers (Note 14)	275	354
Loans and financing (Note 15)	87	50
Export drafts - to be invoiced (Note 16)	85	39
Taxes and charges payable (Note 17)	33	45
Social and labor contributions and charges	42	45
Proposed dividends		185
Interest on own capital	1	17
Income tax and social contribution (Note 18)	105	44
Swaps and options payable (Note 6)	43	23
Advances from customers	7	5
Profit sharing and other	17	34

	695	841

Noncurrent liabilities
Long-term liabilities
Loans and financing (Note 15)	99	107
Export drafts - to be invoiced (Note 16)	133	139
Income tax and social contribution (Note 18)	37	37
Provision for contingencies (Note 24)	36	34
Actuarial liability - PETROS (Note 25)	8	9

	313	326

Stockholders’ equity (Note 19)
Capital	910	850
Capital reserve	238	296
Revaluation reserve	68	75
Revenue reserve	79	79
Retained earnings	198

	1,493	1,300

Total liabilities and stockholders’ equity	2,501	2,467

The accompanying notes are an integral part of these financial statements.

COPESUL - Companhia Petroquímica do Sul and subsidiaries

Unaudited Interim Consolidated Statements of Operations

In millions of reais, except when otherwise indicated

	Quarter ended 3/31/2007	Quarter ended 3/31/2006
Gross sales
Sale of petrochemical products and utilities
Local market	1,939	1,703
Foreign market	229	157

	2,168	1,860
Taxes, contributions and freight on sales
ICMS	(228)	(233)
PIS, COFINS, CIDE and ISS	(194)	(186)
Freight	(19)	(14)

	(441)	(433)

Net sales and services	1,727	1,427
Cost of products, utilities and services	(1,397)	(1,176)

Gross profit	330	251

Operating (expenses) income
Selling	(18)	(8)
General and administrative	(13)	(11)
Management fees	(1)	(1)
Depreciation and amortization	(3)	(3)
Other operating income (expenses), net (Note 21)	(1)	10

	(36)	(13)

Operating profit before financial result	294	238

Financial result (Note 20)
Financial expenses	(154)	(51)
Financial income	159	49

	5	(2)

Operating profit	299	236

Non-operating result
Non operating income		1
Non-operating expenses	(3)	(6)

	(3)	(5)

Income before income tax and social contribution	296	231

Provision for income tax and social contribution (Note 18)	(102)	(78)
Deferred income tax and social contribution (Note 18)	5	1

Net income of the period before profit sharing	199	154

Profit sharing	(6)	(5)

Net income of the period	193	149

Outstanding shares at the end of the period (in thousands)	150,217	150,217

Net income per share (in R$)	1.28	0.99

The accompanying notes are an integral part of these financial statements.

COPESUL - Companhia Petroquímica do Sul and subsidiaries

Unaudited Interim Statement of Changes in Stockholders’ Equity

In millions of reais, except per share amounts

	Capital	Capital reserve Fiscal incentives	Revaluation reserve	Revenue reserve Legal	Retained earnings	Total
At December 31, 2005	750	341	108	48		1,247
Prior year adjustment					38	38
Capitalization of capital reserve - FUNDOPEM	100	(100)
Fiscal incentives
FUNDOPEM		18				18
Program for Technological and Industrial Development - PDTI		8				8
Realization of revaluation reserve
Revaluation - 1983			(1)		1
Revaluation - 1989			(7)		7
Income tax and social contribution on realized revaluation reserve					(2)	(2)
Net income for the period					149	149

At March 31, 2006	850	267	100	48	193	1,458

At December 31, 2006	850	296	75	79		1,300
Capitalization of capital reserve - FUNDOPEM	60	(60)
Fiscal incentives - PDI - Technological Research and Industrial Development		2				2
Realization of revaluation reserve
Revaluation - 1989			(7)		7
Income tax and social contribution on realized revaluation reserve					(2)	(2)
Net income for the period					193	193

At March 31, 2007	910	238	68	79	198	1,493

The accompanying notes are an integral part of these financial statements.

COPESUL - Companhia Petroquímica do Sul and subsidiaries

Consolidated Statements of Changes in Financial Position

In millions of reais

	Quarter ended 3/31/2007	Quarter ended 3/31/2006
	Unaudited	Unaudited
Financial resources were provided by
Operations
Net income for the period	193	149
Expenses (income) not affecting working capital
Depreciation	57	57
Amortization	1
Provision for administrative, civil and labor contingencies	1	(1)
Monetary and exchange variations of long -term liabilities
Long-term liabilities	(6)	(6)
Long-term receivables		(2)
Disposals of property, plant and equipment	3	2
Income tax and social contribution
Long-term receivables	(2)	(18)
Realization of revaluation reserve	(2)	(2)

	245	179

Third parties
Decrease in long-term receivables
Marketable securities		18
Related parties	(6)	1
Prepaid expenses	1	2
Increase in long-term liabilities
Financial institutions		2
Fiscal incentives of FUNDOPEM and Program for Technological and
Industrial Development - PDTI	2	25

	(3)	48

Other
Effect on working capital from the change in the accounting procedure adjustments		(22)

		(22)

Total funds provided	242	205

Financial resources were used for
Long-term receivables
Taxes and charges recoverable	2	3
Loans to third parties and other		1
Permanent assets
Property, plant and equipment	22	15
Transfer from long-term to current liabilities
Financial institutions	8	5

Total funds used	32	24

Increase in working capital	210	181

Current assets
At the end of the period	1,326	971
At the beginning of the period	1,262	908

	64	63

Current liabilities
At the end of the period	695	577
At the beginning of the period	841	695

	(146)	(118)

Increase in working capital	210	181

COPESUL - Companhia Petroquímica do Sul and subsidiaries

Unaudited Interim Consolidated Statements of Cash Flows

In millions of reais

	Quarter ended 3/31/2007	Quarter ended 3/31/2006
Net income of the period	193	149
Expenses (income) not affecting cash
Depreciation	57	57
Amortization	1
Provision for administrative, civil and labor contingencies	1	(1)
Monetary and exchange variations		(2)
Interest and monetary variations on current assets
Interest	1	(6)
Monetary and exchange variations	(10)	(13)
Disposals of property, plant and equipment and other	3
Swap difference receivable, net	(23)	(8)
Swap and options difference payable, net	21	(3)
Deferred income tax and social contribution	(5)	(1)
Trade accounts receivable	(72)	18
Trade notes linked to the FIDC		3
Inventories	29	38
Other accounts receivable - current and long-term	(3)	(86)
Suppliers	(79)	4
Other accounts payable - current and long-term	28	33
Fiscal incentives - FUNDOPEM and PDTI	2	25

Net cash provided by operating activities	144	207

Marketable securities in current and long-term investments
Investments	(36)	(26)
Redemptions	32	8
Loans to third-parties -Receipts	1	2
Additions to property, plant and equipment	(21)	(15)

Net cash used in investing activities	(24)	(31)

Loans, financing and export drafts
Issuances	321	241
Repayments	(169)	(278)
Interest on own capital	(17)	(21)
Dividends paid	(184)	(68)

Net cash used in financing activities	(49)	(126)

Net change in cash and cash equivalents	71	50

Initial cash and cash equivalents balance	201	113
Final cash and cash equivalents balance	272	163

Net change in cash and cash equivalents	71	50

The accompanying notes are an integral part of these financial statements.

COPESUL - Companhia Petroquímica do Sul and subsidiaries

Notes to the consolidated financial statements

at March 31, 2007 and 2006 (Unaudited) and December 31, 2006

In millions of reais, except when otherwise indicated

1	Operations

The Company, headquartered in Triunfo, Rio Grande do Sul, is a closely-held corporation and its main objectives are (a) manufacture, sale, import and export of chemical and petrochemical products and fuel; b) production and distribution of goods, as well as rendering services to companies of the Southern Petrochemical Complex and management of the logistic services pertinent to its waterway and terrestrial terminals; c) participation in other companies as quotaholder or stockholder.

The main suppliers of raw materials in the local market are PETROBRAS - Petróleo Brasileiro S.A. and Refinaria Alberto Pasqualini - REFAP S.A. and overseas, the companies Sonatrach SPA and Repsol YPF S.A.

The Company’s main customers are located in the Petrochemical Complex in Triunfo, Rio Grande do Sul. Additionally, the Company’s sales of hydrocarbon solvents and fuels are made both in the domestic and international markets, and the latter being mainly to Mercosur (Southern Common Market) and the United States.

2	Presentation of the financial statements

The financial statements for the three-months ended March 31, 2007 for legal and regulatory purposes were approved by the Company’s Board of Directors on April 24, 2007 (the financial statements for the year ended December 31, 2006 were approved on January 30, 2007).

The consolidated financial statements were prepared and are being presented in accordance with accounting practices adopted in Brazil, based on the provisions included in Brazilian Corporate Law as well as the Brazilian Securities Commission (CVM) standards and procedures. The financial statements presented here do not include the parent company’s stand-alone financial statements and are not intended for statutory purposes.

The preparation of financial statements requires the use of estimates to account for certain assets and liabilities and other transactions. Therefore, the Company’s financial statements include estimates referring to the selection of useful lives of fixed assets, provisions for contingent liabilities and determination of income tax liabilities. Actual results may differ from such estimates.

COPESUL - Companhia Petroquímica do Sul and subsidiaries

Notes to the consolidated financial statements

at March 31, 2007 and 2006 (Unaudited) and December 31, 2006

In millions of reais, except when otherwise indicated

3	Significant accounting practices

The accounting practices adopted in the presenting consolidated financial statements as of March 31, 2007 are consistent with those disclosed in the audited financial statements as of December 31, 2006.

(a)	Consolidated financial statements

These consolidated financial statements include the wholly-owned subsidiaries Copesul International Trading, Inc., CCI - Comercial Importadora S.A., and Fundo de Investimento Financeiro Multimercado Copesul, a mutual fund whose quotas are wholly-owned by the Company. In the consolidation process, intercompany balances, income, expenses, and unrealized profits arising from intercompany transactions were eliminated, as well as investments in subsidiaries.

(b)	Marketable securities and swap receivables and payables

These assets are recorded at cost plus accrued income up to the balance sheet date (accrual basis), adjusted to market value, when lower.

(c)	Allowance for doubtful accounts

The Company has no allowance for doubtful accounts, since losses are not expected to occur in relation to accounts receivable.

(d)	Inventories

Inventories are stated at average cost of acquisition or production, adjusted to market value, when lower.

(e)	Investments

Investments are recorded at acquisition cost and adjusted to market value, when applicable.

COPESUL - Companhia Petroquímica do Sul and subsidiaries

Notes to the consolidated financial statements

at March 31, 2007 and 2006 (Unaudited) and December 31, 2006

In millions of reais, except when otherwise indicated

(f)	Property, plant and equipment

Property, plant and equipment are stated at cost, plus revaluation, less accumulated depreciation combined with the following aspects:

•	Capitalization of the financial charges incurred during the construction period of property, plant, and equipment.

•

Depreciation of property, plant and equipment, calculated on the straight-line basis in accordance with the estimated useful lives of assets, supported by an independent appraisal report, using the rates mentioned in Note 12.

•	Revaluations of property, plant and equipment made in 1983 and 1989 based on appraisals carried out by independent appraisers.

(g)	Deferred charges

Deferred charges include pre-operating expenses related to expansion, projects for new products, development of systems, and organizational restructuring expenditures, amortized at the rate of 20% per annum (p.a.), Note 13.

(h)	Rights and obligations

Rights are stated at cost or realization value, including, when applicable, earnings and monetary restatements and exchange rate variations. Liabilities are recognized at their known or estimated values, including corresponding charges, monetary restatements and exchange rate variations when applicable.

(i)	Income tax and social contribution

Provision for income tax is recorded with the inclusion of the portion of fiscal incentives. Deferred taxes were recognized considering current rates for income tax and social contribution on tax losses and temporary differences, to the extent that realization is considered probable, as shown in Note 18.

(j)	Determination of results of operations

Income and expenses are determined on the accrual basis.

COPESUL - Companhia Petroquímica do Sul and subsidiaries

Notes to the consolidated financial statements

at March 31, 2007 and 2006 (Unaudited) and December 31, 2006

In millions of reais, except when otherwise indicated

(k)	Reclassifications in the statement of operations

In order to be consistent with the presentation criteria followed by the Braskem group, in the preparation of this financial statements, the Company made certain changes in the classification criteria used in prior periods, which for comparative purposes were also made to the financial information for the year ended December 31, 2006 and for the three-months ended March 31, 2006 presented herewith. The reclassifications were as follows:

i.	Sale of services and resale of goods were distributed between domestic and foreign market;

ii.	Freight expenses are currently presented as deductions from gross revenues while previously were considered selling expenses;

iii.	Depreciation and amortization are separately disclosed which before were included as selling expenses and general and administrative expenses, as appropriate; and

iv.	Deferred income tax and social contribution are separately presented. In prior periods were presented together with current income tax expense under provisions for income tax and social contribution.

Below is a summary of the effects:

	3/31/2007 (Unaudited)
	Previous criterion	Reclassifications	Current criterion
Domestic market	1,735	204	1,939
Sale of services and resale of goods	204	(204)

	1,939		1,939

Taxes, contributions, and freight on sales	(421)	(19)	(440)
Selling	(40)	21	(19)
General and administrative	(14)	1	(13)
Depreciation and amortization		(3)	(3)
Management and employees profit sharing	(6)	6
Provision for income tax and social contribution	(97)	(5)	(102)
Deferred income tax and social contribution		5	5

	(572)		(572)

COPESUL - Companhia Petroquímica do Sul and subsidiaries

Notes to the consolidated financial statements

at March 31, 2007 and 2006 (Unaudited) and December 31, 2006

In millions of reais, except when otherwise indicated

	3/31/2006 (Unaudited)
	Previous criterion	Reclassifications	Current criterion
Domestic market	1,691	12	1,703
Sale of services and resale of goods	12	(12)

	1,703		1,703

Taxes, contributions, and freight on sales	(419)	(14)	(433)
Selling	(25)	17	(8)
General and administrative	(12)	1	(11)
Depreciation and amortization		(3)	(3)
Management and employees profit sharing	(5)	5
Provision for income tax and social contribution	(76)	(2)	(78)
Deferred income tax and social contribution		1	1

	(532)		(532)

(l)	Statement of cash flows

The consolidated statement of cash flows is prepared in accordance with the Accounting Standards and Procedures - NPC no. 20 of IBRACON (Institute of Independent Auditors of Brazil).

4	Cash and cash equivalents

The investments included in this account have a term of no longer than 90 days.

	3/31/2007	12/31/2006
	Unaudited
Cash and banks	1	7
Investments in Fundo Investimento Financeiro Multimercado Copesul:
Bank Deposit Certificates - CDB	43	88
Financial Treasury Bills - LFT	14	13
National Treasury Bills	1	1
Investment Funds	13	12
Simple debentures and other	110	43
Interest bearing account	8
Overnight and term deposits	82	37

	272	201

COPESUL - Companhia Petroquímica do Sul and subsidiaries

Notes to the consolidated financial statements

at March 31, 2007 and 2006 (Unaudited) and December 31, 2006

In millions of reais, except when otherwise indicated

5	Marketable Securities

	3/31/2007	12/31/2006
	Unaudited
Term deposit	42	39

Total	42	39
Current assets	41	38

Long-term receivables	1	1

COPESUL - Companhia Petroquímica do Sul and subsidiaries

Notes to the consolidated financial statements

at March 31, 2007 and 2006 (Unaudited) and December 31, 2006

In millions of reais, except when otherwise indicated

6	Swap receivables and payables

The Company entered into transactions involving US dollar options, called ‘Box Options’ as shown and commented below with the sole purpose of investing cash at a more attractive rate. Besides that, it also contracted Swap operations aiming to obtain maximization of the profitability earned by ‘Fundo de Investimento Financeiro Multimercado Copesul’, which is managed by COPESUL and whose custodian and manager is Banco Santander Brasil S.A.

On March 31, 2007 and December 31, 2006, the assets and liabilities of ‘Fundo de Investimento Financeiro Multimercado Copesul’ were distributed among the various accounts of the balance sheet in accordance with the nature of the respective accounts in compliance with Instruction CVM 408/2004.

(a)	Amounts receivable

	3/31/2007	12/31/2006
	Unaudited
Swap receivables	7	27
Options - Fixed income Box Operations	80	37

	87	64

(b)	Amounts payable

	3/31/2007	12/31/2006
	Unaudited
Swap payable	4	23
Options payable	39

	43	23

Box options are combined operations that involve purchase and sale of options in US dollars for the same maturity at a certain price, so that, regardless of the future US dollar rate, the Company previously knows the net result of those operations. It is similar, therefore, to fixed income operations. The value paid for the options, called a premium, refers to the amount invested by the Company and the sum redeemed will be the premium plus the earned pre-fixed return. In parallel to the contracting of purchase and sale operations of options, the Company uses Swaps with the purpose of exchanging the fixed income yield for the variance of Interbank Deposit Certificates - CDI.

COPESUL - Companhia Petroquímica do Sul and subsidiaries

Notes to the consolidated financial statements

at March 31, 2007 and 2006 (Unaudited) and December 31, 2006

In millions of reais, except when otherwise indicated

7	Inventories

Inventories are represented as follows:

	3/31/2007	12/31/2006
	Unaudited
Raw materials	367	379
Finished products	89	99
Resupply and other materials	73	73
Chemical and intermediate products	12	20

	541	571

8	Taxes and charges recoverable

This account is represented as follows:

	Current		Long-term
	3/31/2007	12/31/2006	3/31/2007	12/31/2006
	Unaudited		Unaudited
Deferred taxes
Deferred income tax on temporary additions (a)	4	2	12	11
Deferred social contribution on temporary additions (a)	2		4	4

	6	2	16	15
Other taxes and charges recoverable
Prepaid IRPJ	32
Prepaid CSLL	17
Withholding tax	1
CSLL recoverable		12
Tax on Net Income (ILL) (b)			54	54
ADIR - Additional State Income Tax (c)			27	28
ICMS on acquisition of property, plant and equipment (d)	9	8	10	10
PASEP recoverable (e)		15	33	23
COFINS recoverable		3
COFINS on acquisition of property, plant and equipment (f)	2	2	2	2
Prepaid ICMS (g)	43	72
ICMS recoverable	3	1
IPI recoverable (h)			5	5

	107	113	131	122

	113	115	147	137

COPESUL - Companhia Petroquímica do Sul and subsidiaries

Notes to the consolidated financial statements

at March 31, 2007 and 2006 (Unaudited) and December 31, 2006

In millions of reais, except when otherwise indicated

(a)	The Company recorded deferred assets on the loss of its subsidiary Copesul International Trading, Inc. - CITI in view of the loss in March 2007, which were offset with profits during this year. The Company also recorded deferred tax assets on temporary differences in current assets and long-term receivables in accordance with the expectation of their realization. The credits totaled R$22 (R$17 on December 31, 2006) and are expected to be realized as follows:

	%
Year	3/31/2007	12/31/2006
	Unaudited
2007	27.76	12.90
2008	*	*
2009 and after	72.24	87.10

	100.00	100.00

(b)	This refers to the tax credit of Tax on Net Income - ILL paid from 1989 to 1991 and was recognized in accounting terms in the assets of December 2002 as this tax was considered unconstitutional according to Resolution of the Federal Senate No. 82 of November 18, 1996 and republished on November 22, 1996. The Company is seeking administratively the right of compensation of this credit with other taxes.

(c)	On March 31, 2007, the Company had recorded a receivable of R$27 (R$28 on December 31, 2006) relating to Additional State Income Tax (ADIR), for which the Company was awarded a final favorable judgment, and a security to cover court-ordered debts was issued. This security should be received at its original amount, in cash, plus legal interest, in successive and equal annual installments over a maximum ten-year period, from 2001. Up to March 31, 2007, no installment had been settled on its maturity, but they may be offset in future years against State taxes, as determined by Article 2 of Constitutional Amendment 30 of September 13, 2000. As a means of precaution, the Company filed an appeal in order to avoid the first installment becoming time-barred as well as to offset the ICMS tax credit with ICMS payable generated in its operations.

COPESUL - Companhia Petroquímica do Sul and subsidiaries

Notes to the consolidated financial statements

at March 31, 2007 and 2006 (Unaudited) and December 31, 2006

In millions of reais, except when otherwise indicated

(d)	As from August 2000, the Company started recording the ICMS credits paid on acquisitions of property, plant and equipment, as determined by Complementary Law 102 dated July 11, 2000. The credits to be offset are as follows:

Year	3/31/2007	12/31/2006
	Unaudited
2007	7	8
2008	7	7
2009	3	3
2010	2	*

	19	18
Current assets	9	8

Long-term receivables	10	10

(e)	During 2006 the Company recognized a PASEP judicial tax credit in the amount of R$45, seeking the right to carry out the payments in accordance with Complementary Law 8/70, using as a calculation basis the revenue of the sixth month prior to the occurrence of the taxable event, in light of Resolution No. 49/95 of the Federal Senate in a final decision. This credit was recognized in the income statement for the year 2006 in the accounts of other net operating income in the amount of R$14 and financial income of R$30.

The changes in this credit are shown below:

	3/31/2007	12/31/2006
	Unaudited
Beginning balance	38
PASEP credit with final favorable judgment		45
Amount of credit compensated with PIS	(5)	(7)

PASEP balance	33	38

Currently the Company has the right to make the offset of the PASEP credit with PIS and under orientation of its legal advisors filed a judicial claim for the right to offset it with other federal taxes.

(f)	The Company recognizes PIS and COFINS recoverable credits on the acquisitions of property, plant and equipment, which will be realized in 24 and 48 months depending on the asset acquired as permitted by Law 10865/04 and Decree 5222/04.

COPESUL - Companhia Petroquímica do Sul and subsidiaries

Notes to the consolidated financial statements

at March 31, 2007 and 2006 (Unaudited) and December 31, 2006

In millions of reais, except when otherwise indicated

(g)	During the year 2006, the Company advanced the amounts related to ICMS on future sales in the amount of R$72. The offset of the prepaid ICMS is being done in 10 monthly and consecutive payments, with charges adjusted by the ‘Unidade Padrão Fiscal do RS’-UPF (Standard Fiscal Unit of RS), having begun in January 2007. The prepayment amount not yet offset on March 31, 2007 totals R$43.

(h)	The Company recognizes an IPI credit on the acquisitions of raw materials used in the production process, despite these products being defined as “zero rate”. In order to use these credits, every quarter they are offset with federal taxes in accordance with Decree 4544/2002 and paragraph 4, article 16 of the Regulatory Instruction No. 460/2004 of the Brazilian Revenue Secretariat. The long-term balance refers to the IPI Credit Premium that was judicially recognized and will be realized by the end of 2008.

9	Prepaid Expenses

Prepaid expenses comprise payments made in advance, relating to benefits or services to be received by the Company in future years.

Realization will not be in cash, but by appropriation to the results of operations, as follows:

	Realization terms	3/31/2007	12/31/2006
		Unaudited
Insurance	Up to Nov/2007 (Dec/06 to Nov/2007)	7	10
Chemical products (catalysts)	Up to Sep/2018 (Dec/06 to Sep/2018)	8	8

Total		15	18
Current assets		11	14

Long-term receivables		4	4

The long-term portion refers to chemical products (catalysts) which are used as agents that promote a chemical reaction in the production of basic petrochemicals. Their average useful life and amortization period is 6 years.

COPESUL - Companhia Petroquímica do Sul and subsidiaries

Notes to the consolidated financial statements

at March 31, 2007 and 2006 (Unaudited) and December 31, 2006

In millions of reais, except when otherwise indicated

10	Judicial deposits

	3/31/2007	12/31/2006
	Unaudited
Tax claims:
Income tax	2	2
CIDE on technical assistance services	4	4
IRRF on technical assistance services	1	1

	7	7
Labor claims	2	2

	9	9

The Company has made judicial deposits and has recorded a provision for contingencies relating to income taxes and CIDE in connection with lawsuits, as described in Note 24 (a).

11	Investments

(a)	Information on investments:

	3/31/2007	12/31/2006
	Unaudited
Other Investments	7	10

	7	10

COPESUL - Companhia Petroquímica do Sul and subsidiaries

Notes to the consolidated financial statements

at March 31, 2007 and 2006 (Unaudited) and December 31, 2006

In millions of reais, except when otherwise indicated

(b)	Information on subsidiaries

Copesul International Trading, Inc. - CITI has the function of performing “Trading Company” operations and prepares its financial statements in Brazilian Real.

	Parent company
Copesul International Trading, Inc. - CITI	3/31/2007	12/31/2006
	Unaudited
Capital	99	99
Stockholders’ equity	97	116
Holding percentage - total and voting capital	100%	100%
Number of shares	98,529,157	98,529,157

	3/31/2007	3/31/2006
	Unaudited	Unaudited
Income (loss) in the period/year	(5)	17

12	Property, plant and equipment

		3/31/2007 Unaudited			12/31/2006
	Annual depreciation rates % (*)	Revalued and restated cost	Accumulated depreciation	Net	Net
Equipment and installations
Operations	10	2,010	(1,503)	507	535
Utilities	10	911	(840)	71	79
Storage and transfers	10	434	(341)	93	98
Maintenance Stoppage - CVM Del. No. 489/05 (**)	21	92	(39)	53	57
Other (***)	15	89	(70)	19	20
Buildings and construction	4	56	(23)	33	33
Improvements	4	22	(11)	11	10
Land		38		38	38
Construction in progress		150		150	141
Maintenance Stoppage in Progress - CVM Del. No. 489/05		19		19	19

		3,821	(2,827)	994	1,030

(*)	weighted-average rate that reflects the depreciation expense (Note 3 (f)).

(**)	supported by appraisal reports issued by specialized companies.

(***)	information technology equipment, furniture and fixtures, among others are included in this account.

COPESUL - Companhia Petroquímica do Sul and subsidiaries

Notes to the consolidated financial statements

at March 31, 2007 and 2006 (Unaudited) and December 31, 2006

In millions of reais, except when otherwise indicated

Certain items of fixed assets were given as guarantee for financing operations, as shown in Note 15 (d).

(a)	Revaluations

Revaluations of property, plant and equipment made in 1983 and 1989, based on appraisal reports issued by specialized companies, produced the following effects on the balance sheet:

	3/31/2007 (Unaudited)		12/31/2006
	Revaluation	Accumulated realization	Net	Net
Equipment and installations	1,339	(1,317)	22	28
Buildings and construction	17	(7)	10	11
Improvements	7	(3)	4	4
Land	32		32	32

Total	1,395	(1,327)	68	75

Revaluation reserve			68	75

Realizations of the revaluation reserve occur through depreciation and disposals of the revalued assets each year. The amounts realized are transferred directly to retained earnings, on which the effects of income tax and social contribution are also considered at the current rates.

The Company did not set up a provision for deferred income tax and deferred social contribution on the balance of the revaluation reserve, since CVM Deliberation 183/95 determines that such provision is only required on revaluations made as from July 1, 1995. The revaluation reserve is taxable when realized through depreciation and disposals of items. Considering current tax legislation, the revaluation reserve is subject to future taxation estimated as follows:

COPESUL - Companhia Petroquímica do Sul and subsidiaries

Notes to the consolidated financial statements

at March 31, 2007 and 2006 (Unaudited) and December 31, 2006

In millions of reais, except when otherwise indicated

Statement of the calculation used to estimate future income tax and social contribution on the revaluation reserve:

	3/31/2007	12/31/2006
	Unaudited
Income tax:
Balance of revaluation reserve	68	75
Revaluation reserve on land	(31)	(31)

Income tax calculation basis	37	44
Income tax (rate - 25%)	(9)	(11)
Social contribution:
Income tax calculation basis	37	44
Difference regarding IPC/BTNF on revaluation reserve balance	(18)	(22)

Social contribution calculation basis	19	22
Social contribution (rate - 9%)	(2)	(2)

Income tax and social contribution	(11)	(13)

During this quarter, the portion of R$7 (R$33 during year 2006) was transferred to retained earnings upon realization of the revaluation reserve, as shown in the changes in shareholders’ equity. The tax effect on the realization was R$2 (R$10 during year 2006).

(b)	Acquisitions of property, plant and equipment

COPESUL invested the amount of R$21 in the first quarter 2007. The main investments are R$4 - operational reliability, technological updating, and profitability increase projects to be implemented during the PGM that is forecasted to take place in 2008; R$5 - industrial automation programs; R$6 - replacement of coils and technological updating of the furnaces and R$4 - conversion of the MTBE unit to ETBE. The remaining balance of R$2 refers to various investment projects. In the year 2006 COPESUL invested the amount of R$126. The main investments are R$38 - direct investments to make feasible the General Maintenance Stoppage (PGM); R$19 - operational reliability, technological updating, and profitability increase projects to be implemented during the PGM that is forecasted to take place in 2008; R$19 - industrial automation programs; R$10 - replacement of coils and technological updating of the furnaces; R$5 - building of Butadiene Unit, and R$7 - conversion of the MTBE unit to ETBE. The remaining balance of R$28 refers to various investment projects.

COPESUL - Companhia Petroquímica do Sul and subsidiaries

Notes to the consolidated financial statements

at March 31, 2007 and 2006 (Unaudited) and December 31, 2006

In millions of reais, except when otherwise indicated

13	Deferred charges

Deferred charges comprise:

	Annual amortization	3/31/2007 Unaudited			12/31/2006
	rates % (p.a.)	Restated cost	Accumulated amortization	Net	Net
Development programs	20	63	(53)	10	10

		63	(53)	10	10

14	Suppliers

	3/31/2007	12/31/2006
	Unaudited
Local	51	94
Foreign	224	260

	275	354

COPESUL - Companhia Petroquímica do Sul and subsidiaries

Notes to the consolidated financial statements

at March 31, 2007 and 2006 (Unaudited) and December 31, 2006

In millions of reais, except when otherwise indicated

15	Loans and financing

(a)	Liabilities for loans and financing are as follows:

	Index	Annual charges (%)*	3/31/2007	12/31/2006
			Unaudited
Foreign currency
Financing (investments) - US$2 million	Currency basket and US$	9.04	4	4
Financing and loans (US$25 million)	Currency Basket	10.11	51	7

			55	11

Local currency
Loans and financing	TJLP	11.53	37	40
Hot money, NCE and BACEN Resolution 2770	CDI	12.95	13	23
Financing (Investments)	TJLP	9.64	81	83

			131	146

			186	157
Current liabilities			87	50

Long-term liabilities			99	107

*	weighted-average rate that reflects the charges on loans.

NCE - Export Credit Note

CDI - Interbank Deposit Certificate

TJLP - Long-Term Interest Rate

BACEN - Brazilian Central Bank

(b)	The changes in loans and financing were as follows:

	Short-term	Long-term	Total
At December 31, 2005	288	84	372
Additions	604	47	651
Interest	28		28
Transfer to short-term	24	(24)
Linked	(893)		(893)
Monetary and exchange variations	(1)		(1)

At December 31, 2006	50	107	157
Additions	116		116
Interest	4		4
Transfer to short-term	8	(8)
Linked	(90)		(90)
Monetary and exchange variations	(1)		(1)

At March 31, 2007 (Unaudited)	87	99	186

COPESUL - Companhia Petroquímica do Sul and subsidiaries

Notes to the consolidated financial statements

at March 31, 2007 and 2006 (Unaudited) and December 31, 2006

In millions of reais, except when otherwise indicated

During the third quarter of 2006, the Company entered into a credit line agreement with BNDES - Banco Nacional de Desenvolvimento Econômico e Social in the amount of R$338 for future investment in order to improve its manufacturing facilities. By March 31, 2007 the Company had used R$43 of this credit line.

(c)	Long-term financing falls due as follows:

Year	3/31/2007	12/31/2006
	Unaudited
2008	25	33
2009	30	30
2010	23	22
2011	13	14
2012	8	8

	99	107

(d)	Guarantees

The foreign currency financing are guaranteed in part by the mortgage of plant 2 and by letter of guarantee.

Local currency financing via FINEM and FINAME programs is guaranteed by Plant 2 and by the financed machinery and equipment, respectively.

The financing contracted with the Banco Nacional de Desenvolvimento Econômico e Social - BNDES, on September 9, 2005, amounting to R$50, for the installation of a pyrolysis furnace, has as a fiduciary guarantee a letter of guarantee issued by the Banco Regional de Desenvolvimento do Extremo Sul - BRDE. For the rest of the investment financing, the Company placed plant 2 as guarantee.

The Company is the guarantor of working capital loans of its subsidiary amounting to R$45 through the issuing of promissory notes.

The NCE operations in the amount of R$3 (R$23 at December 31, 2006) are guaranteed by COPESUL itself in the same NCE contracted document.

COPESUL - Companhia Petroquímica do Sul and subsidiaries

Notes to the consolidated financial statements

at March 31, 2007 and 2006 (Unaudited) and December 31, 2006

In millions of reais, except when otherwise indicated

The Company has given secondary guarantees to financial institutions in relation to “vendor” transactions for Braskem S.A. and the amount of the principal is R$585 (R$613 at December 31, 2006). Losses are not expected for the Company as a result of these obligations.

Additionally, in March 2007, the Company placed R$1 (R$1 at December 31, 2006) as a guarantee of energy purchase operations (National Operator of the Electric System - ONS), recorded in long-term marketable securities.

16	Export drafts

The changes in advances contracted with financial institutions relating to exports to be invoiced are as follows:

	Billed	To be invoiced
	Current assets	Current liabilities	Long-term liabilities	Total
At December 31, 2005	18	1	91	110
Additions		531	138	669
Interest		13		13
Transfer to short-term		35	(35)
New export receivables	527	(527)
Amortization	(545)	(12)	(49)	(606)
Monetary and exchange variations	1	(2)	(6)	(7)

At December 31, 2006	1	39	139	179
Additions		205		205
Interest		3		3
New export receivables	159	(159)
Amortization	(84)	(2)		(86)
Monetary and exchange variations	(1)	(1)	(6)	(8)

At March 31, 2007 (Unaudited)	75	85	133	293

Export drafts to be invoiced bear exchange variation plus average interest of 7.55% p.a. (7.11% p.a. in 2006), which are recorded in the statement of income as financial expenses.

COPESUL - Companhia Petroquímica do Sul and subsidiaries

Notes to the consolidated financial statements

at March 31, 2007 and 2006 (Unaudited) and December 31, 2006

In millions of reais, except when otherwise indicated

Long-term export drafts falls due as follows:

Year	3/31/2007	12/31/2006
	Unaudited
2009	72	75
2010	61	64

	133	139

17	Taxes and charges payable

	3/31/2007	12/31/2006
	Unaudited
ICMS payable	18	22
ICMS - tax replacement	3	3
CIDE on fuels payable	11	16
IRRF on interest on own capital payable		3
Other retentions payable	1	1

	33	45

COPESUL - Companhia Petroquímica do Sul and subsidiaries

Notes to the consolidated financial statements

at March 31, 2007 and 2006 (Unaudited) and December 31, 2006

In millions of reais, except when otherwise indicated

18	Income tax and social contribution

(a)	Composition of deferred income tax and social contribution

	3/31/2007 Unaudited		12/31/2006
	Income tax	Social contribution	Income tax	Social contribution
Calculation basis for deferred income tax and social contribution
Provision for administrative, civil and labor contingencies	30	30	29	29
Provision for fiscal contingencies - IR and CIDE on services abroad	5	5	5	5
Provision for contingencies - pension plan	9	9	9	9
Exchange variation - deferred	(25)	(25)	(26)	(26)
Provision for employee profit-sharing	5	5
Other provisions	10	9	8	8
Copesul International Trading tax loss	5	5
Accelerated depreciation Law 11.051/05		(18)		(15)
Accelerated depreciation incentive	(4)	*	(4)

Deferred taxes calculation basis	35	20	21	10
Deferred income tax (25%)	9		5
Deferred social contribution (9%)		2		1

Deferred total taxes	9	2	5	1
Assets
Short-term	4	2	2
Long-term	12	4	11	4

	16	6	13	4
Liabilities
Long-term	(7)	(4)	(8)	(3)

	(7)	(4)	(8)	(3)

	9	2	5	1

	3/31/2007 Unaudited		12/31/2006
	Income tax	Social contribution	Income tax	Social contribution
Changes in the deferred taxes in the result	4	1	(2)	(2)

COPESUL - Companhia Petroquímica do Sul and subsidiaries

Notes to the consolidated financial statements

at March 31, 2007 and 2006 (Unaudited) and December 31, 2006

In millions of reais, except when otherwise indicated

The deferred income tax and social contribution assets and liabilities arose from temporary differences and are recognized in accounting terms taking into consideration the probable realization of these taxes based on forecasts of future results prepared and founded on internal assumptions and on future economic scenarios that can, however, undergo changes.

(b)	Estimated realization period

The values of the assets, net of the deferred tax liabilities, have the following expectations of realization:

Year	3/31/2007	12/31/2006
	Unaudited
2007	6	1
2010	(1)	(1)
2011	(4)	(4)
2015 and 2016	10	10

	11	6

Since the taxable basis of the income tax and social contribution arises from not only the profit that can be generated, but also the existence of non-taxable income, non-deductible expenses, fiscal incentives, and other variables, there is not an immediate correlation between the Company’s net income and the result of income tax and social contribution. Therefore, the expectation of using the tax credits should not be taken as the only indicator of the Company’s future results.

COPESUL - Companhia Petroquímica do Sul and subsidiaries

Notes to the consolidated financial statements

at March 31, 2007 and 2006 (Unaudited) and December 31, 2006

In millions of reais, except when otherwise indicated

(c)	Reconciliation of income tax and social contribution

	3/31/2007	03/31/2006
	Unaudited	Unaudited
Income before income tax and social contribution	290	226
Social contribution on net income (CSLL)
Social contribution (9%)	(26)	(21)
Permanent additions
Realization of revaluation reserve - difference in IPC/BTNF	(1)
Equity in losses of subsidiares		(1)
Other	(1)	(1)
Permanent exclusions
Equity in earnings of subsidiaries		1
CITI tax credit/loss	1
Other	1

Social contribution expense	(26)	(22)
Income tax (IR)
Income tax (25%)	(73)	(58)
Permanent additions
Equity in losses of subsidiaries	(1)	(2)
Other	(1)
Permanent exclusions
Equity in earnings of subsidiaries		2
CITI tax credit/loss	1
Fiscal incentives	2	1
Other	1	2

Income tax expense	(71)	(55)

Total income tax and social contribution in the income statement	(97)	(77)

During 2007 and 2006, the taxation basis was annual taxable income, with an election for payment by monthly estimate.

COPESUL - Companhia Petroquímica do Sul and subsidiaries

Notes to the consolidated financial statements

at March 31, 2007 and 2006 (Unaudited) and December 31, 2006

In millions of reais, except when otherwise indicated

(d)	Fiscal incentives

The Company exercised its rights to fiscal incentives of PDTI - Program for Technological and Industrial Development based on Law No. 9532/97, Decree No. 949/93 and on Ordinance No. 130/02 of the Ministry of Science and Technology (MCT) up to the year 2005. Beginning in 2006, the Company migrated to the incentives of PDI - Technological Research and Technological Innovation Development resulting from Law 11,196/05, Decree No. 5.798/06 and of MCT Ordinance No. 782/06 with income tax and social contribution incentive of R$1 in the present quarter. Fiscal incentives in child and adolescent fund, and operations of a cultural and artistic nature were also used during 2007 as well as the PAT - Program for the Worker’s Nutrition, reaching a total of R$2 (R$1 in the same period of 2006). These incentives were recorded directly as reductions of the IRPJ accounts in the statement of income.

19	Stockholders’ equity

(a)	Capital

The Company’s stockholder composition at March 31, 2007 and 2006 is shown below.

STOCKHOLDERS	Number of shares	(%)
Ipiranga Group (i)	44,255,077	29.46
Braskem Group / Odebrecht	44,255,077	29.46
Petrobras Química S.A. - PETROQUISA	23,482,008	15.63
Other	38,225,005	25.45

Total	150,217,167	100.00

On March 5, 2007, as approved at the Ordinary/Extraordinary General Meeting, the Company carried out a capital increase in the amount of R$ 60 by the capitalization of fiscal incentive reserves of FUNDOPEM, without changing the number of original shares.

COPESUL - Companhia Petroquímica do Sul and subsidiaries

Notes to the consolidated financial statements

at March 31, 2007 and 2006 (Unaudited) and December 31, 2006

In millions of reais, except when otherwise indicated

(i)	Relevant fact

Acquisition of the Ipiranga Group

A Relevant Fact was published in the press on March 19, 2007 that deals with the acquisition of the Ipiranga Group by Ultrapar Participações S.A. (Ultrapar) in the capacity of agent for the account and order of Braskem and Petrobras. Braskem and Petrobras will own the petrochemical assets represented by Ipiranga Química S.A., Ipiranga Petroquímica S.A. (IPQ) and by the latter’s interest in Copesul, in the proportion of 60% for Braskem and 40% for Petrobras.

On April 18, 2007, Braskem and Copesul announced by a Relevant Fact that Braskem, through its subsidiary EDSP58 Participações S.A. (“Offeror”), together with Unibanco - União de Bancos Brasileiros S.A., as intermediary institution (“Intermediary”), submitted a request for registering a public tender offer for the acquisition of Copesul shares (“Offer”) to delist it from the São Paulo Stock Exchange - BOVESPA (“BOVESPA”) as provided for in article 4, paragraph 4 of Law no. 6,404/76 and the CVM Instruction no. 361/02 and in compliance with the information already disclosed by the Relevant Fact published on March 19, 2007. The Offeror is a corporation with capital held by Braskem and by Petróleo Brasileiro S.A. - Petrobras, in the proportion of 60% and 40%, respectively.

The appraisal report on the above-mentioned Offer, issued by Calyon Corporate Finance Brasil - Consultoria Financeira Ltda., dated April 16, 2007, was sent on April 18 to the Brazilian Securities Commission - CVM (“CVM”) and is available for anyone interested at the São Paulo Stock Exchange - Bovespa, at Braskem’s headquarters, and at the Offeror, the Intermediary, at Copesul, as well as at CVM, and was also available beginning on that date, at the following electronic addresses: www.braskem.com.br, www.copesul.com.br, www.bovespa.com.br, and www.cvm.gov.br, as established by article 8, paragraph 5, of CVM Instruction no. 361/02.

COPESUL - Companhia Petroquímica do Sul and subsidiaries

Notes to the consolidated financial statements

at March 31, 2007 and 2006 (Unaudited) and December 31, 2006

In millions of reais, except when otherwise indicated

Tender Offer for shares of Copesul (“Offer”):

On October 5, 2007, Braskem and Copesul by means of a Relevant Fact, which has been copied below, informed the result of the Tender Offer for Copesul shares (“Offer”):

“Braskem S.A. (“Braskem”), for the account and through its controlled company EDSP58 Participações S.A. (“Offeror”) and Copesul - Companhia Petroquímica do Sul (“Copesul”), in compliance to the terms of CVM Instruction no. 358/02, inform that in the Tender Offer for the Acquisition of Common Shares Issued by Copesul (“Offer”) held on this date in the electronic trading system of the São Paulo Stock Exchange - Bovespa, the Offeror purchased 34,040,927 (thirty-four million, forty thousand, nine hundred and twenty seven) common shares of Copesul, which represent more than 2/3 (two-thirds) of the outstanding shares.

Since more than 2/3 (two-thirds) of the shares in circulation were purchased, after verifying compliance with the norms that apply to the Offer, the Brazilian Securities Commission (“CVM”) delisted Copesul on October 17, 2007.

During 3 (three months) from the offer date, the holders of Copesul shares may sell their shares to the Offeror for the same price as during the Offer, updated through the date of the actual payment, according to the notification of the Offer published on August 14, 2007.

Furthermore, considering that the remaining shares in circulation are less than 5% (five percent) of the total shares, Copesul’s Board of Directors will call a Stockholders’ General Meeting to discuss the purchase of these shares for the price of the Offer, according to paragraph 5 of article 4 of Law no. 6,404/76.

According to the terms of Ruling 361/02, Bovespa has 4 business days to send to CVM the final reports regarding the auction.”

(b)	Capital reserves

Capital reserves are made up as follows:

	3/31/2007	12/31/2006
	Unaudited
FUNDOPEM	223	284
Fiscal incentives - PDI - Technological Research and Technological Innovation Development	15	12

	238	296

COPESUL - Companhia Petroquímica do Sul and subsidiaries

Notes to the consolidated financial statements

at March 31, 2007 and 2006 (Unaudited) and December 31, 2006

In millions of reais, except when otherwise indicated

In September 1998, the Company started to set up a capital reserve based on the financial incentive of the Company Operation Fund (FUNDOPEM) - RS, according to Law 6427 of October 18, 1972 and amendments. The incentive was granted to the Company through Decree 38502, of May 11, 1998, and the benefit obtained is 50% of ICMS due for a maximum period of 8 years, beginning in September 1998 until August 2006. The amount accumulated since the beginning of the benefit, recorded as a capital reserve in stockholders’ equity was R$610, of which R$386 (R$326 at December 31, 2006) was used to increase capital, as approved at the General Meetings in 2007, 2006, 2004, 2003, 2001, and 2000.

Beginning in 2003, the Company obtained the benefit of fiscal incentives of PDTI - Fiscal incentives - PDI - Technological Research and Technological Innovation Development based on Law No. 9532/97 and No. 11196/05, Decrees No. 949/93 and 5798/06 and on Ordinance No. 130/02 and No. 783/06 of the Ministry of Science and Technology. There is a 60-month period in which these benefits must be used, beginning from March 2002 and terminating in February 2007. During this quarter, the Company recorded the benefit of this fiscal incentive in the amount of R$2 directly in the stockholders’ equity.

(c)	Revaluation reserve

The realization of the revaluation reserve, based on depreciation, write-offs or disposals of the corresponding revalued assets, is transferred to retained earnings, also considering the tax effects of the provisions constituted.

The tax charges levied on the revaluation reserve are recognized as this reserve is realized since they are previous to the publication of the CVM Deliberation No. 183/95. The tax charges levied on these reserves total R$11 (R$13 on December 31, 2006) as shown in Note 12(a).

(e)	Prior year adjustments

The adjustment can be summarized as shown below.

2006
Provision for programmed maintenance (i)	66
Taxes (ii)	(28)

Prior year adjustment - Total	38

COPESUL - Companhia Petroquímica do Sul and subsidiaries

Notes to the consolidated financial statements

at March 31, 2007 and 2006 (Unaudited) and December 31, 2006

In millions of reais, except when otherwise indicated

(i)	Up to December 31, 2005, the Provision for Programmed maintenance was set up considering the estimated costs of programmed maintenance, especially the general stoppage that occurs every six years. The stoppage of Plant 1 occurred in the first half of 2001 and the next one should be in 2008. The stoppage of Plant 2 took place in November 2005 and the next one is planned for November 2011. In accordance with the provisions contained in CVM Deliberation no. 489, dated October 3, 2005, that approved and made mandatory for listed companies the Accounting Pronouncement and Standard - NPC No. 22 (“Provisions, Liabilities and Contingent Assets and Liabilities”), issued by the Brazilian Institute of Independent Auditors - IBRACON which establishes that “…no provision is recognized for costs that need to be incurred to operate in the future. The only liabilities recognized in the balance sheet of an entity are those that exist at the balance sheet date.” Thus, the effects of the adoption of the procedures described above were recognized as a prior year adjustment due to a change in accounting practice, on January 1, 2006, charged directly to retained earnings. The effects of adopting this new accounting practice, net of the tax effects, are as follows:

2006
Reversal of the provision set up on December 31, 2005, net of the tax effects	45
Capitalization of the expenses incurred with previous stoppages in property, plant and equipment, net of the tax effects	41
Depreciation accumulated up to December 31, 2005 on the expenses incurred with previous stoppages in property, plant and equipment that were capitalized.	(20)

66

(ii)	On November 2001, COPESUL filed a Restitution Request of the Tax on Net Income - ILL with the Brazilian Revenue and Customs Secretariat seeking a compensation for the ILL paid from 1990 to 1992 as this tax has been considered unconstitutional according to the Federal Senate Resolution No. 82 of November 22, 1996. See Note 9.(a).

In December 2002, the Company recognized this credit because the legal advisors considered this a legal right. When originally recorded the credit the Company has not recognized the corresponding IRPJ and CSLL payable on the monetary correction of the credit. During 2006 the Company recognized the amount of R$28 as a tax payable. The monetary variations recorded in 2002 represents taxable income and during 2006 the Company recorded the corresponding tax payable against retained earnings as a correction of an error.

COPESUL - Companhia Petroquímica do Sul and subsidiaries

Notes to the consolidated financial statements

at March 31, 2007 and 2006 (Unaudited) and December 31, 2006

In millions of reais, except when otherwise indicated

20	Financial result

The Company’s financial result in the first quarter 2007, compared with 2006, is as follows:

	3/31/2007	3/31/2006
	Unaudited	Unaudited
Financial income
Earnings on financial investments	2	4
Revenue with derivatives of Fundo de Investimento Financeiro Multimercado Copesul	158	42
Monetary variations on assets	3	4
Exchange variations on assets	(6)	(4)
Interest on loans receivable	1	3
Other financial income	1

	159	49
Financial expenses
Interest and charges on loans and financing	(7)	(11)
Expense with derivatives of Fundo de Investimento Financeiro Multimercado Copesul	(151)	(34)
Monetary variations on liabilities		(1)
Exchange variations on liabilities	14	7
Other financial expenses	(10)	(12)

	(154)	(51)

Net financial result	5	(2)

21	Other operating income (expenses), net

	3/31/2007	03/31/2006
	Unaudited	Unaudited
Operating income
Recovery of PIS, COFINS and ICMS	1	2
Other		7

	1	9
Operating expenses
Taxes, charges and contributions
Provisions for administrative, civil, and labor contingencies	(1)
Profit sharing	(1)	1

	(2)	1

Other operating income (expenses) - net	(1)	10

COPESUL - Companhia Petroquímica do Sul and subsidiaries

Notes to the consolidated financial statements

at March 31, 2007 and 2006 (Unaudited) and December 31, 2006

In millions of reais, except when otherwise indicated

(i)	In 2005, according to provisions in Law No. 9363/96, the Company recalculated the presumed IPI credit on petrochemical naphtha acquisitions made from April 2002 to January 2004, establishing an additional credit of R$16, which was completely compensated with federal taxes that same year and the taxes levied on the recognized credit were paid in order to avoid future challenges by the tax authorities. This payment was recognized in accounting terms in the group of recoverable taxes.

22	Financial Instruments

The Company evaluated its assets and liabilities in relation to market and/or realizable values through available information and evaluation methodologies established by management. However, both the interpretation of market data and the selection of valuation methods require considerable judgment and reasonable estimates to produce the appropriate realizable value. Consequently, the estimates presented do not necessarily indicate the amounts that can be realized in the current market. The use of different market hypotheses and/or methodologies for estimates can have a significant effect on estimated realizable values.

Valuation of the financial instruments

The Company’s main asset and liability financial instruments at March 31, 2007, as well as the criteria for their valuation/evaluation are described below.

(a)	Cash and banks, financial investments, accounts receivable, other current assets and accounts payable

The amounts recorded are similar to their realizable values.

(b)	Investments

The investments are mainly in a privately held subsidiary, recorded on the equity method of accounting, in which the Company has a strategic interest. Considerations of the market value of shares held are not applicable.

(c)	Financing

These are subject to interest at normal market rates, as mentioned in Note 15 (a). The estimated market value was calculated based on the present value of the future disbursement of cash, using interest rates that are available to the Company for the issuance of debts with similar maturities and terms.

COPESUL - Companhia Petroquímica do Sul and subsidiaries

Notes to the consolidated financial statements

at March 31, 2007 and 2006 (Unaudited) and December 31, 2006

In millions of reais, except when otherwise indicated

(d)	Interest rate risk

This risk derives from the possibility of the Company incurring losses due to fluctuations in the interest rates that would increase the financial expenses related to loans and financings from the market. The Company made contracts of derivatives to hedge against the risk in some operations and it is also continually monitoring the market interest rate with the objective of evaluating the need of contracting new operations in order to protect itself from the risk of the volatility of these rates.

(e)	Exchange rate risk

This risk derives from the possibility of the Company incurring losses due to fluctuations in the exchange rates that would reduce the nominal values billed or increase the amounts owed to the market.

Since part of the Company’s revenues (around 10%) is in US dollars, the main strategy is that this serves as a natural hedge for its liability operations recorded in foreign currency.

At March 31, 2007, the Company had assets and liabilities denominated in US dollars in the amount of US$60 million and US$133 million, respectively, and it had no instrument to protect this exposure on that date.

(f)	Derivatives

The net exchange exposure is as follows:

	3/31/2007	12/31/2006
	Unaudited
Financing and export drafts in US$	(273)	(189)
Assets in US$	124	34
Derivative instruments in US$	45	11

Net exposure	(104)	(144)

COPESUL - Companhia Petroquímica do Sul and subsidiaries

Notes to the consolidated financial statements

at March 31, 2007 and 2006 (Unaudited) and December 31, 2006

In millions of reais, except when otherwise indicated

The book value and market value of the main financial instruments are as follows:

	3/31/2007 Unaudited		12/31/2006
	Book value	Market value	Book value	Market value
Cash and banks	272	272	200	200
Swaps and options receivable	87	87	64	64
Marketable securities	42	42	39	39
Locked exchange contract advance receivable			2	2
Loans to third parties	1	1	2	2
Financial institutions	(185)	(185)	(156)	(156)
Export drafts billed and to be invoiced	(293)	(294)	(180)	(178)
Swaps and options payable	(44)	(44)	(23)	(23)

	(120)	(121)	(52)	(50)

Asset swap operations in US dollars and liability at a fixed rate were contracted in order to minimize the effect of the variations of the exchange rates on liabilities. As for the cash operations, the Company opted to use time deposits indexed to the US dollar.

At March 31, 2007, the Company had lock-in operations on exchange not yet settled on operations for purchasing raw material in the amount of US$24 million (US$109 million at December 31, 2006) equivalent to R$48 (R$232 at December 31, 2006).

As shown above, the accounting values of the financial instruments are recorded at levels that are close to the market.

23	Insurance

The Company’s policy is to contract insurance at levels adequate for the risks involved with its operations. Considering the characteristics of its risks, management contracts insurance under the concept of maximum possible loss in a single event, and maintains coverage for operational risks, civil responsibilities and loss of profits. Also, the Company contracts transportation, group life, sundry risks and vehicle insurance.

COPESUL - Companhia Petroquímica do Sul and subsidiaries

Notes to the consolidated financial statements

at March 31, 2007 and 2006 (Unaudited) and December 31, 2006

In millions of reais, except when otherwise indicated

24	Contingencies

On the dates of the financial statements, the Company presented the following liabilities and the corresponding judicial deposits related to the contingencies, as determines CVM Instruction no. 489 of October 3, 2005 that approved the IBRACON Pronouncement no. 22 as to forecasts, liabilities, liability contingencies, and asset contingencies:

	Judicial deposits		Provisions for contingencies
	3/31/2007	12/31/2006	3/31/2007	12/31/2006
	Unaudited		Unaudited
Tax contingencies (a)	7	7	5	5
Labor and social security contingencies (b)	2	2	28	27
Civil complaints (c)			3	2

	9	9	36	34

The Company is a party to labor, civil, and tax claims as well as others in progress and is discussing these issues at both the administrative and judicial levels and these are backed by judicial deposits when applicable. The provisions for the losses from these processes are estimated and updated by management based on the opinion of its external legal advisors.

(a)	Tax contingences

With respect to the Income Tax and Economic Domain Intervention Contribution (CIDE) on payment of technical assistance services, the Company has been judicially questioning the legality of charging these taxes since August 2002 and has made judicial deposits. The purpose of the process is to avoid double taxation with respect to the countries with which Brazil has tax treaties and provisions have been made in the same amounts as judicial deposits as shown in Note 10.

(b)	Labor and social security contingencies

The Company has ongoing labor claims, mainly related to salary equalization and overtime. A provision for these contingencies was recorded considering the estimates of the legal advisors for probable loss. Judicial deposits were made when required. The Company is a party to labor, civil, and tax claims as well as others in progress and is discussing these at both the administrative and judicial levels, backed by judicial deposits when applicable.

COPESUL - Companhia Petroquímica do Sul and subsidiaries

Notes to the consolidated financial statements

at March 31, 2007 and 2006 (Unaudited) and December 31, 2006

In millions of reais, except when otherwise indicated

Furthermore, the Company has made provision for labor losses related to suits filed by the Petrochemical Industry Labor Union of Triunfo concerning the rights claimed by the Company’s shift workers to receive overtime, due to alleged delays during transfer and change of shifts. A partial grant was given in trial court in favor of the workers’ claims to overtime. However, in appellate court on December 11, 2006 an ordinary appeal was filed by Copesul and the expectation is the total or at least partial reversal of the unfavorable decision in the 4th Regional Labor Court of Appeals.

(c)	Civil contingencies

The main lawsuits are related to complaints made by contracted workers related to losses that supposedly occurred as a result of various economic plans.

Possible losses

The Company has suits of both tax and civil nature involving risks of loss classified by the management as possible, but not probable, based on the evaluation of its legal advisors and for which no provisions have been set up.

(a)	Tax claims

The Brazilian Revenue Secretariat (SRF) raised an assessment against Copesul in 1999, referring to IRPJ and CSLL for 1994, in connection with the monetary restatement of the balance sheet and equity method adjustment, arising from accounting recognition of dividends distributed by its subsidiary overseas. The adjusted amount on September 30, 2006 was R$21. In 2002, the investee filed an appeal with the Taxpayer Board, which was judged in 2005 with a result totally favorable to Copesul. The court decision of the Taxpayer Board was published in the 4th quarter of 2006 and an appeal was made by the Attorney of the Internal Revenue Service to the High Court of Appeals for Fiscal Matters, to which the Company has already offered a brief of respondent. This lawsuit now awaits the decision of this Court.

(b)	Civil claims

A civil lawsuit is still outstanding against Copesul brought by the minority stockholder Petroquímica Triunfo S.A., questioning aspects involved in the privatization process related to the conversion of preferred shares into common shares before the privatization auction and the preference for subscription of shares in relation to the bidders in the auction. Management and the legal advisors do not expect losses to arise from this lawsuit.

COPESUL - Companhia Petroquímica do Sul and subsidiaries

Notes to the consolidated financial statements

at March 31, 2007 and 2006 (Unaudited) and December 31, 2006

In millions of reais, except when otherwise indicated

25	Pension plan

The Company and its employees contribute to PETROS - Fundação Petrobras de Seguridade Social, in connection with retirement and defined benefit pension plans. In 2006, the global contribution rate was 12.93% on the total of income of employees linked to the plan. The Company contributed during the first quarter of 2007 with R$1 (R$6 in the year 2006).

According to the regulations of the PETROS - Fundação Petrobras de Seguridade Social Benefits Plan and pertinent legislation, in case of a significant shortfall of technical reserves, the sponsors and participants will contribute additional financial resources, or there should be an adjustment of the benefits of the plan to the available funds. Up to the present date no such contribution was needed.

In May 2003, the Board of Directors approved the Complementary Pension Plan called COPESULPREV, a closed defined contribution plan. This plan aims to provide benefits to employees not included in the old PETROS plan, which is now closed to new members. Plan management will be carried out through Fundação PETROBRAS de Seguridade Social - PETROS, in an independent manner, not linked to any other pension plan managed by that entity, in compliance with Complementary Law 109/2001.

26	Related parties

According to CVM Deliberation 26/86, related parties are defined as those entities, whether individuals or companies, with which the Company has the possibility of contracting, in the broad sense of this word, other than those which might apply to transactions with independent third parties, not subject the Company’s managerial control or any other influence.

COPESUL - Companhia Petroquímica do Sul and subsidiaries

Notes to the consolidated financial statements

at March 31, 2007 and 2006 (Unaudited) and December 31, 2006

In millions of reais, except when otherwise indicated

(a)	Assets and Liabilities

	3/31/2007	12/31/2006
	Unaudited
Assets
Current - Credits - Customers
Local customers
Braskem S.A.	29	39
Ipiranga Petroquímica S.A.	8	15
Refinaria Alberto Pasqualini - REFAP S.A.	5	5
Petróleo Brasileiro S.A. - PETROBRAS	4	*

	46	59
Foreign Customers
Ipiranga Trading	121	*

	121	*
	167	59

	3/31/2007	12/31/2006
	Unaudited
Liabilities
Current liabilities
Suppliers
Braskem S.A.	3	3
Ipiranga Petroquímica S.A.	3	3
Refinaria Alberto Pasqualini - REFAP S.A.	16	20
Petróleo Brasileiro S.A. - PETROBRAS	4	37

	26	63

(b)	Statement of Operations Accounts

	3/31/2007	3/31/2006
	Unaudited	Unaudited
Operations
Gross sales and/or Services
Braskem S.A.	650	650
Ipiranga Petroquímica S.A.	476	461
Refinaria Alberto Pasqualini - REFAP S.A.	42	5
Ipiranga Trading	129

	1,297	1,116

Purchases
Braskem S.A.	7	3
Ipiranga Petroquímica S.A.	7	3
Refinaria Alberto Pasqualini - REFAP S.A.	325	160
Petrobras Brasileiro S.A. - PETROBRAS	221	300
Braskem Incorporated Limited		42

	560	508

COPESUL - Companhia Petroquímica do Sul and subsidiaries

Notes to the consolidated financial statements

at March 31, 2007 and 2006 (Unaudited) and December 31, 2006

In millions of reais, except when otherwise indicated

27	Subsequent events

During December 2007, the EDSP58 Participações S.A. was incorporated by Copesul. As a result of this transaction, COPESUL - Companhia Petroquímica do Sul is now a direct subsidiary of Braskem S.A.

*             *             *